Rec'd 8/28/02

VF 9-19-02

02053262

HANGE

Washington, ... J549

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Sec File Number
8-46896

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 **AND ENDING** 06/30/02.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIPS AND COMPANY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

220 N.W. 2ND, SUITE 950

(No. and Street Address)

RECD S.E.C.
AUG 28 2002
533

PORTLAND	OREGON	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SMITH	(503) 224-0858
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP

(Name – if individual, state: last, first, middle name)

111 SW COLUMBIA, SUITE 800	PORTLAND	OREGON	97201-5864
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

VF 9-19-02

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Phillips and Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips and Company Securities, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips and Company Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Portland, Oregon
July 29, 2002

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222-3562
Fax: 503 295-0148

Phillips and Company Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 358,594
Receivable from clearing organization	131,080
Receivables from employees	11,000
Receivables – other	3,129
Securities owned	72,100
Furniture and equipment at cost, less accumulated depreciation of $110,725	97,838
Deposit with clearing organization	35,643
Other assets	24,041
Total assets	$ 733,425

LIABILITIES

Accrued compensation	$ 161,557
Accounts payable and other liabilities	145,375
Lease obligations	24,148
Total liabilities	331,080

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000,000 shares authorized; 200 shares issued and outstanding	50,000
Additional contributed capital	140,225
Retained earnings	212,120
Total stockholder's equity	402,345
Total liabilities and stockholder's equity	$ 733,425

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Phillips and Company Securities, Inc. (the Company) is an Oregon Corporation and a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. Its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and commission revenue and expense are recorded on a trade date basis.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and cash equivalents, receivable from clearing organization, other receivables, securities owned, other assets and liabilities approximate their respective fair values due to their short maturities.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

3. Furniture and Equipment

Furniture and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

4. Cash Flows

For purpose of reporting cash flows, cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds.

5. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned consists of trading and investment securities at fair value as follows:

	Secuities owned
Not readily marketable securities, at estimated fair value	
Corporate stock and warrant	$ 72,100

NOTE D– EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Employee Savings Plan and Trust. Under the plan, employees may elect to defer up to 15% of their salary, subject to limitations under the Internal Revenue Code. The Company's matching contribution is at the discretion of the board of directors each year. Employer contributions to the plan were $35,728.

NOTE E– CAPITAL LEASE

The Company leases certain equipment under a capital lease. The future minimum payments, by year and in the aggregate, required for this lease consist of the following:

Year ending June 30,	
2003	$ 12,543
2004	12,543
2005	2,089
	27,175
Less amounts representing interest	(3,027)
	$ 24,148

Equipment totaling $48,417 with accumulated amortization of $19,367 is recorded under capital lease obligations.

NOTE F– OPERATING LEASES

The Company leases office space and certain equipment under the terms of various non-cancelable operating leases. The future minimum payments, by year and in aggregate, required for these leases with initial or remaining terms of one year or more consist of the following:

Year ending June 30,	
2003	$ 198,750
2004	187,643
2005	190,776
2006	196,361
2007	134,936
	$ 908,466

Rental expense for the year ended June 30, 2002 amounted to approximately $169,000.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", a ratio of 15 to 1, as those terms are defined by the rule. The Company's net capital and required net capital were $209,981 and $50,000, respectively, and its ratio of aggregate indebtedness to net capital was 1.46 to 1.

NOTE H – RELATED PARTY

The Company leases equipment under operating leases from a corporation whose sole owner is the Chairman of the Company's Board of Directors. The leases expire in 2003 and call for annual rent of $6,227, plus insurance for the year ending June 30, 2003.

Included in other receivables are amounts from an affiliate totaling $1,658.

The Company sells shares of four diversified investment portfolios of open-end management investment companies (i.e. mutual funds). These funds are managed by Willamette Asset Managers, Inc. (Willamette). Willamette is owned by the sole stockholder of the Company and two employees of the Company. These individuals stand to receive additional compensation from business of the fund.

NOTE I – INCOME TAXES

Income taxes on earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision has been made for federal or State of Oregon income taxes.

NOTE J – OFF BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded on U. S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.